EXHIBIT 99.1

November 21, 2018

CORAL ANNOUNCES MANAGEMENT CHANGES

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) Today announced that Malcolm Davidson, Chief Financial Officer (“CFO”), will depart the Company immediately.

“Mr. Davidson spent eight years with Coral and we wish him the best in his future endeavours” said David Wolfin, President and CEO. “He built a strong finance team which will manage the transition to a new CFO effectively.”

The company will begin the selection process for a new CFO immediately, including external candidates. Nathan Harte, Coral’s Corporate Controller, will act as interim CFO.

About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada.

Coral will receive a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party.

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00 $1,200.01 to $1,400.00 $1,400.01 to $1,600.00 $1,600.01 to $1,800.00 $1,800.01 to $2,000.00 Over $2,000.00	1.00% 1.25% 1.50% 1.75% 2.00% 2.25%

The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

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ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin, President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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